Who will coach the team?

We will [illegible]. We are committed to [illegible] and helping [illegible] gain valuable experience.

Who will coach the team?

We will [illegible]. We are [illegible] and helping [illegible] valuable experience.

Who will coach the team?

We will [illegible] and helping [illegible] gain valuable experience.

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Community Shares On Sale Soon!

Hi, <<First Name>>!

Thank you very much for expressing interest in the country's first community owned women's soccer team and a founding team in the new USL W.

We are delighted to tell you that we are launching our community investment campaign in the coming weeks. More importantly, you now have the opportunity to jump in first with investment "reservations" right here at www.wefunder.com/mnwoso

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What that means is that before the shares of the club are being sold publicly, we have a private period of people reserving or expressing interest in investment. This is not a binding commitment. When we go public you will then verify your commitment or heck make your investment even more. Then, on our launch day, we're able to show that we already have $X of investment so we can make a big splash.

Now, you probably have questions. So we're holding a special zoom Q&A session where we can lay out our plan and you can ask questions on Tuesday night, August 24 at 7PM. You're invited to join us virtually. Register here for the event.

If you can't make it, we will be holding more of these and a few in-person happy hours. And if you're considering becoming a larger investor, don't hesitate to reach out and we can schedule a coffee. We will also have a booth at the Minnesota State Fair in Fan Central to answer any questions. In the meantime, we encourage you to follow the team on social media and tell your friends. Thank you for your support.

Andrea Yoch
President/CEO

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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.